300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 2, 2011

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin L. Vaughn, Accounting Branch Chief

Eric Atallah, Staff Accountant

Re:	Sensata Technologies Holding N.V.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed January 31, 2011

(File No. 001-34652)

Dear Messrs. Vaughn and Atallah:

On behalf of Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations promulgated thereunder, please find below the Company’s responses to the comment letter to Jeffrey Cote, dated April 19, 2011, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). The numbered paragraph below sets forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1.

We note your response to prior comment one. We further note since the non-GAAP presentation does not affect your tax return, you believe that no adjustment for income taxes is necessary in your non-GAAP presentation. Given that certain of the expenses

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

United States Securities and Exchange Commission

May 2, 2011

you have added back to GAAP net income to arrive at adjusted net income appear to have lowered your current tax provision calculated on a GAAP basis, it is unclear as to why you believe no tax adjustment is necessary. For instance it would appear that the $22.4 million termination fee that you paid in 2010, would have reduced your current income tax expense on a GAAP basis. Therefore it is unclear as to why adding this expense back to GAAP net income without a corresponding deduction for the tax effect is appropriate. Please advise us or revise your future filings accordingly.

Response: The Company believes that adding back certain expenses, such as the $22.4 million termination fee, to GAAP net income without a corresponding deduction for the current income tax affect is appropriate for the following reasons:

First, in certain circumstances, the expense may not be deductible for tax purposes under the tax laws associated with the specific jurisdiction in question. This is the situation with respect to the $22.4 million termination fee, which was an expense associated with our subsidiary in Holland. Accordingly, there would be no current income tax affect.

Second, in other circumstances, while the expense may be deductible, the related subsidiary may be in a net taxable loss position or further may be in a net taxable loss position with a related valuation allowance. Accordingly, in either case, there would be no current income tax affect.

Finally, the Company believes that the exercise to reconcile GAAP net income to Adjusted Net Income (the Company’s non-GAAP measure) is a book exercise only. In other words, even if a tax-deductible item associated with a subsidiary that was reporting a taxable profit was added back to GAAP net income for purposes of the reconciliation, the Company would consider all such adjustments to be permanent book / tax differences. Accordingly, there would be no current income tax affect.

United States Securities and Exchange Commission

May 2, 2011

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Jeffrey Cote